UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

TRANSLATION INTO ENGLISH

On June 4, 2014, the Spanish Securities Market National Comission (“Comisión Nacional del Mercado de Valores”) published through its web site the following relevant information regarding Promotora de Informaciones, S.A. (PRISA):

“The General Directorate of Stock Markets raises the following proposal of suspension of trading to the President of the Comision Nacional del Mercado de Valores, who by virtue of the delegation of faculties by the Board of the Comisión Nacional del Mercado de Valores dated December 14, 2012, resolves to:

With effect from June 5, 2014, under Article 33 of the Spanish Act 24/1988, July 28th, of Securities Market, as a precautionary measure, suspend trading through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) of the non-voting convertible Class B shares, ISIN code ES0171743042, of the company PROMOTORA DE INFORMACIONES, S.A., since these are subject to mandatory conversion procedure into Class A common shares.

This suspension will be held until the Governing Companies (“Sociedades Rectoras”) of the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia proceed to delist the aforementioned securities of said company.

This suspension does not affect Class A common shares.

Madrid, June 4th, 2014”

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

June 5, 2014	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors